[PDC Letterhead]

December 22, 2015

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Wei Lu, Staff Accountant

U.S. Securities and Exchange Commission

Washington, DC 20549

VIA E-MAIL

Re: PDC Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 19, 2015

File No. 000-07246

Dear Mr. Skinner and Ms. Lu,

PDC Energy, Inc. (the “Company”, “us” or “we”), acknowledges receipt of the letter dated December 21, 2015, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or tell the Staff by that time when we will provide the Staff with our responses. This correspondence is to inform the Staff that the Company expects to respond to the Comment Letter on or before January 19, 2016. We would appreciate a telephonic or e-mail response, if possible on or before December 23, 2015, to the undersigned as to whether the Staff considers this proposed timing acceptable.

The undersigned may be reached at (303) 860-5800 or gysle.shellum@pdce.com.

Best Regards,

/s/ Gysle Shellum

Gysle Shellum

Chief Financial Officer